Filed by: NantKwest, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NantKwest, Inc. Commission File No.: 001-37507

STOCKHOLDERS OF NANTKWEST APPROVE MERGER WITH IMMUNITYBIO

El SEGUNDO, Calif., March 8, 2021 — NantKwest, Inc. (NASDAQ: NK), a clinical-stage, natural killer cell-based therapeutics company, today announced that its stockholders approved by the required vote each of the proposals related to the pending merger of NantKwest and ImmunityBio, Inc. presented at the special meeting of stockholders held earlier in the day, including approval of the merger by a majority of unaffiliated stockholders of NantKwest. Final voting results for NantKwest’s special meeting of stockholders will be disclosed in a Form 8-K to be filed by NantKwest with the Securities and Exchange Commission.

The merger is expected to close on March 9, 2021, subject to the satisfaction of customary closing conditions. Following the closing of the transaction, the combined company will assume the ImmunityBio name and its shares of common stock are expected to trade on NASDAQ under the symbol “IBRX” commencing on March 10, 2021.

About NantKwest

NantKwest (NASDAQ: NK) is an innovative, clinical-stage, immunotherapy company focused on harnessing the power of the innate immune system to treat cancer and infectious diseases. NantKwest is the leading producer of clinical dose forms of off-the-shelf natural killer (NK) cell therapies. The activated NK cell platform is designed to destroy cancer and virally-infected cells. The safety of these optimized, activated NK cells—as well as their activity against a broad range of cancers—has been tested in phase I clinical trials in Canada and Europe, as well as in multiple phase I and II clinical trials in the United States. By leveraging an integrated and extensive genomics and transcriptomics discovery and development engine, together with a pipeline of multiple, clinical-stage, immuno-oncology programs, NantKwest’s goal is to transform medicine by bringing novel NK cell-based therapies to routine clinical care. NantKwest is a member of the NantWorks ecosystem of companies. For more information, please visit www.nantkwest.com.

Forward Looking Statements

This press release contains forward-looking statements relating to the proposed transaction involving NantKwest and ImmunityBio, including statements as to the expected timing, completion and effects of the proposed transaction. Statements in this press release that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of NantKwest’s management and ImmunityBio’s management as well as assumptions made by and information currently available to NantKwest and ImmunityBio. Such statements reflect the current views of NantKwest and ImmunityBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about NantKwest and ImmunityBio, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the potential transaction between NantKwest and ImmunityBio, (v) possible disruptions from the proposed transaction that could harm NantKwest’s or ImmunityBio’s respective business, including current plans and operations, (vi) unexpected costs, charges or expenses resulting from the proposed transaction, (vii) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (viii) the ability of each of NantKwest or ImmunityBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (ix) inability to retain and hire key personnel, and (x) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or NantKwest’s or ImmunityBio’s operations or operating expenses. More details about these and other risks that may impact NantKwest’s business are described under the heading “Risk Factors” in NantKwest’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) and in subsequent filings made by NantKwest with the SEC, which are available on the SEC’s website at www.sec.gov. NantKwest and ImmunityBio caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. NantKwest and ImmunityBio do not undertake any duty to update any forward-looking statement or other information in this press release, except to the extent required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, NantKwest filed with the SEC a registration statement on Form S-4 (the “registration statement”), which included a prospectus and joint proxy / solicitation statement of NantKwest and ImmunityBio (the “solicitation statement/prospectus”). The registration statement was declared effective on February 1, 2021 and the solicitation statement/prospectus was first mailed to stockholders of NantKwest on or about February 5, 2021. NantKwest may also file other documents regarding the proposed transaction with the SEC. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release is not intended to be, and is not, a substitute for such filings or for any other document that NantKwest may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND SOLICITATION STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and solicitation statement/prospectus and other documents once they are filed with the SEC by NantKwest through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC on NantKwest’s website at www.ir.nantkwest.com.

Contacts

Investors

Sarah Singleton

NantKwest, Inc.

844-696-5235, Option 5

Media

Amy Jobe, Ph.D.

LifeSci Communications

315-879-8192

ajobe@lifescicomms.com

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